Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) dated April 11, 2007 for the registration of certain equity securities up to an aggregate offering price of $12,721,250 and related Prospectus of Cell Genesys, Inc. for incorporation by reference therein of our report dated February 26, 2007, except for Note 14 as to which the date is March 1, 2007, with respect to the consolidated financial statements, and our report dated February 26, 2007, with respect to the management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Cell Genesys, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Palo Alto, California
April 10, 2007